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03001925

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GE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36893

RECEIVED FEB 26 2003 207 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCC Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas

(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Martin 949.219.2268

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue	Los Angeles,	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

DP 3-13

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Maney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCC Distributors LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE J. LOPES
Commission # 1367917
Notary Public - California
Orange County
My Comm. Expires Aug 4, 2006

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCC DISTRIBUTORS LLC

Table of Contents

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
OCC Distributors LLC:

We have audited the accompanying statement of financial condition of OCC Distributors LLC (the Company) as of December 31, 2002 and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of OCC Distributors LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in supplementary schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

January 29, 2003

OCC DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	1,583,090
Distribution fees receivable		82,196
Prepaid expenses		14,780
Receivable from affiliates		2,485
Total assets	$	1,682,551
Liabilities and Member's Capital		
Payable to affiliates	$	45,782
Accrued expenses and other liabilities		5,834
Total liabilities		51,616
Member's capital		1,630,935
Total liabilities and member's capital	$	1,682,551

See accompanying notes to financial statements.

OCC DISTRIBUTORS LLC

Statement of Operations

Year ended December 31, 2002

Revenues:		
Distribution fees	$	7,587,568
Interest income		22,209
Total revenues		7,609,777
Expenses:		
Commissions		7,166,152
Professional fees		61,986
Other expenses		30,114
Total expenses		7,258,252
Income before unincorporated business tax		351,525
Unincorporated business tax		19,159
Net income	$	332,366

See accompanying notes to financial statements.

OCC DISTRIBUTORS LLC

Statement of Changes in Member's Capital

Year ended December 31, 2002

Balance at December 31, 2001	$	985,431
Net income		332,366
Capital contributions		313,138
Balance at December 31, 2002	$	1,630,935

See accompanying notes to financial statements.

OCC DISTRIBUTORS LLC

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	332,366
Adjustments to reconcile net income to net cash used in operating activities:		
Change in:		
Distribution fees receivable		(82,196)
Accounts receivable		714,741
Receivable from affiliates		(2,484)
Prepaid expenses		(323)
Accrued expenses and other liabilities		(1,189)
Payable to affiliates		(1,353,579)
Net cash used in operating activities		(392,664)
Cash flows from financing activities:		
Capital contributions		313,138
Net decrease in cash and cash equivalents		(79,526)
Cash and cash equivalents at beginning of year		1,662,616
Cash and cash equivalents at end of year	$	1,583,090

See accompanying notes to financial statements.

OCC DISTRIBUTORS LLC

Notes to Financial Statements

December 31, 2002

(1) Organization and Nature Of Business

OCC Distributors LLC (OCC) is a single member limited liability company that is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and wholly owned by Oppenheimer Capital LLC (Opcap). Opcap is wholly owned by Allianz Dresdner Asset Management L.P. (ADAM LP). OCC is a distributor of certain mutual funds for which Opcap and its subsidiaries provide investment management services.

Allianz AG indirectly owns the majority interest of ADAM LP. Allianz AG is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

OCC invests certain cash balances in nonaffiliated institutional money market funds. At December 31, 2002, this investment is approximately $1,377,000. Management considers investments in money market funds to be cash equivalents for purposes of the statement of cash flows. This investment is carried at cost, which approximates market. The Company maintains its cash and cash equivalents in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(b) Income Taxes

OCC is not subject to federal, state, or local income taxes. OCC is part of a group of companies that files a consolidated unincorporated business tax (UBT) return for income earned in New York City. For the year ended December 31, 2002, UBT expense of $19,159 was allocated to OCC.

(c) Distribution Fees

Distribution fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(d) Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(e) Fair Value of Financial Instruments

The carrying value of OCC's financial instruments approximates fair value. The carrying value of cash and cash equivalents, distribution fees receivable, prepaid expenses, receivable from affiliate, payable to affiliates, accrued expenses, and other liabilities approximates fair value due to their short maturity.

(3) Related Party Transactions

The receivable from and payable to affiliates includes cash to be collected from and paid to ADAM LP and subsidiaries in connection with expenses paid on behalf of OCC.

(4) Significant Events

During November 2002, Opcap and OCC's relationship with a fund family was terminated. Distribution fees from this client accounted for $7.1 million during the year ended December 31, 2002. Commission expense related to this relationship also totaled $7.1 million during the year ended December 31, 2002.

(5) Net Capital Requirements

OCC is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, OCC had net capital of $1,503,935, which was $1,478,935 in excess of its required net capital of $25,000. OCC's ratio of aggregate indebtedness to net capital was 0.03 to 1.

OCC DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital:		
Capital	$	1,630,935
Deductions and/or charges:		
Nonallowable assets:		
Other nonallowable assets		99,460
Net capital before haircuts on securities positions		1,531,475
Haircuts on securities:		
Money market funds		27,540
Net capital	$	1,503,935
Computation of basic net capital requirement:		
Aggregate indebtedness	$	51,616
Ratio of aggregate indebtedness to net capital		0.03 to 1
Minimum net capital required (the greater of $25,000 or 6-2/3% of aggregate indebtedness)	$	25,000
Excess net capital	$	1,478,935

Note:
The computation of net capital under Rule 15c3-1 as of December 31, 2002 computed by OCC Distributors LLC in its Form X-17a-5, Part IIA filed with NASD Regulation, Inc. on January 23, 2003, does not differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying independent auditors' report.

Schedule 2

OCC DISTRIBUTORS LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3

OCC DISTRIBUTORS LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

The Managing Member
OCC Distributors LLC:

In planning and performing our audit of the financial statements and supplemental schedules of OCC Distributors LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 29, 2003